UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 27)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Complete Genomics, Inc.

(Name of Subject Company)

Complete Genomics, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

20454K104

(CUSIP Number of Class of Securities)

A. W. Homan

Senior Vice President, General Counsel and Secretary

Complete Genomics, Inc.

2071 Stierlin Court

Mountain View, California 94043

(650) 943-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Alan C. Mendelson

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 27 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Complete Genomics, Inc. (“Complete” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2012 and amended on September 27, 2012, October 2, 2012, October 5, 2012, October 22, 2012, November 2, 2012, November 13, 2012, November 15, 2012, November 20, 2012, November 26, 2012, November 27, 2012, November 28, 2012, December 7, 2012, December 13, 2012, December 17, 2012, December 28, 2012, January 7, 2013, January 11, 2013, January 18, 2013, , January 25, 2013, February 1, 2013, February 6, 2013, February 22, 2013, February 26, 2013, March 4, 2013 and March 12, 2013 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Beta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent” or “BGI”), to purchase all of the outstanding common stock, par value $0.001 per share, of Complete (the “Shares”), at a price of $3.15 per Share, net to seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated September 25, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on September 25, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add immediately after the Section entitled “Extension of the Offer” the following:

Expiration of the Offer

The Offer expired at 11:59 p.m., New York City time, on Thursday, March 14, 2013. Computershare Trust Company, N.A., the depositary for the Offer, has indicated that, as of the expiration of the Offer, 31,403,880 Shares, or 88% of the outstanding Shares, were validly tendered in and not withdrawn from the Offer, including Shares subject to guaranteed delivery procedures. Purchaser accepted for payment all Shares validly tendered in the Offer and will promptly pay for such Shares in accordance with the terms of the Offer.

Purchaser intends to exercise the Top-Up Option pursuant to the terms of the Merger Agreement to acquire 45,827,602 newly issued Shares at a purchase price per Share equal to the Offer Price.

Following the expiration of the Offer and the exercise of the Top-Up Option, in accordance with the Merger Agreement, Purchaser intends to effect a “short-form” merger under Delaware law, pursuant to which the Company will become a wholly-owned subsidiary of Parent, without the need for a meeting of the Company’s stockholders. In connection with the short-form merger, each outstanding Share will be converted into the right to receive $3.15 per Share, the same price per Share paid in the tender offer. Following the Merger, the Shares will cease to be traded on NASDAQ.

The press release announcing the results and expiration of the Offer is attached hereto as Exhibit (a)(2)(W) and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Description

(a)(2)(W)	Press Release issued by BGI-Shenzhen on March 15, 2013 (incorporated herein by reference to Exhibit (a)(5)(DD) to the Schedule TO-T/A of BGI-Shenzhen and Beta Acquisition Corporation, filed with the SEC on March 15, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COMPLETE GENOMICS, INC.

By:	/s/ A. W. Homan
Name:	A. W. Homan
Title:	Senior Vice President, General Counsel and Secretary

Dated: March 15, 2013

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